June 17,2022 Email From Peter Kassel

Dear Shareholders,

I am happy to report that HealthySole, Inc. has officially filed a Form 1-A with the SEC for a Regulation A, Tier 2 (“Reg A+”) offering of its common stock. One of our main focuses over the last six months has been preparing for this offering. We firmly believe in our story and that our product will strongly resonate in the market which makes HealthySole prime for a Reg A+ offering.

An exciting aspect of a Reg A+ is that it provides an opportunity for you as a current shareholder to sell a portion of your shares in the offering subject to certain federal and state securities laws. Accordingly, we would like to know if you are interested in selling a portion of your shares in the offering if we determine that you are qualified to do so.

Please see the important information below regarding the Reg A+ offering.  Please also find attached a Selling Securityholder Information Request form (the “Form”) and a Questionnaire.  After reading the information below, please complete, sign and date the Form and the Questionnaire and return them to us by June 30, 2022.  If we do not receive a properly completed, signed and dated Form and Questionnaire from you on or before such date, you will not be able to sell your shares in the offering.

Reg A+ Offering

We will seek to raise $40 million in a Reg A+ offering at a purchase price of $5.80 per share.  We determined the purchase price based on factors such as, but not limited to, estimates of the price that we think purchasers of opportunistic securities in early-stage, growth companies may be willing to pay considering our nature and capital structure, the quality and experience of our officers and directors, the future prospects for the industry in which we compete and the general condition of the rapidly changing securities markets.  The purchase price is not based on HealthySole’s assets, book value, results of operations, projected earnings or any generally accepted method of valuation.

Included in the total $40 million Reg A+ offering, we are allowing qualified shareholders to sell up to 12% of their shares totaling an aggregate of approximately $7.3 million after the company receives a minimum of $7.5M in the offering. Please note that even if you are qualified, there is no guarantee that you will be able to sell your shares in the Reg A+ offering.

Sales by selling shareholders will be aggregated with sales by the company, and as a result, the company will receive up to an aggregate amount of $30.7 million in the offering net of commissions and fees.

Now that we have officially filed the Form 1-A, we will await the SEC's review. Once that is done, our FINRA registered broker-dealer, who has taken on this offering on a best-efforts basis, will await FINRA’s review. Our broker-dealer will also provide notice of the Reg A+ offering to all 50 States and Puerto Rico.  After the FINRA review process, the next step is for HealthySole to request that the SEC qualify the Form 1-A.  Once the Form 1-A is qualified, HealthySole can begin selling its stock to the public.

We will produce content regarding HealthySole and our Reg A+ offering (including an Invest Now button on our website) and target specific audiences in social and other media.  In addition, our broker-dealer will introduce the offering to its network of institutional and accredited types of investors such as family offices, private equity funds and venture capital funds. While we believe these groups will account for only a portion of our raised capital in the offering, an investment by them (of which there can be no guarantee) would give additional creditability to HealthySole and a boost of capital in hand, allowing us to put our strategies into motion, further driving interest and excitement in HealthySole.

While it is impossible to know the future, our partners in this deal have communicated to me (before the recent interest rate hike) that they have continued to see strong momentum in 2022 for Reg A+ offerings. I have reason to believe we will have an exciting Q3 and Q4 of 2022!

Regulation A Disclaimer

This communication may be deemed to be a solicitation of interest under Regulation A under the Securities Act of 1933, in which case the following apply to the anticipated Regulation A offering: No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; A person’s indication of interest involves no obligation or commitment of any kind; and The offering statement in which a Preliminary Offering Circular was filed, may be obtained here.

Thank you again for your support and I look forward to providing good news in the near future!

Peter Kassel
CEO at HealthySole
Kirkland, WA
[Contact information omitted]

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